Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: October 23, 2019

Raytheon Company

Global Headquarters

Waltham, Mass.

Media Contact

Corinne Kovalsky

781-522-5899

For Immediate Release

Business presidents named for consolidated Raytheon

businesses in Raytheon/United Technologies merger

Announcement follows recent naming of Raytheon Technologies CFO

WALTHAM, Mass., (Oct. 23, 2019) — Raytheon Company (NYSE: RTN) Chairman and CEO Thomas A. Kennedy today announced leadership appointments for the Raytheon businesses that will be consolidated following the close of the merger of equals with United Technologies.

Roy Azevedo will be president of the Intelligence, Space and Airborne Systems, which combines Space and Airborne Systems (SAS); Intelligence, Information and Services (IIS); and Forcepoint™. The new business unit will have 2019 sales of approximately $15 billion.

Wesley D. Kremer will be president of the Integrated Defense and Missile Systems, which combines Missile Systems (MS) and Integrated Defense Systems (IDS). The new business unit will have 2019 sales of approximately $16 billion.

“Roy and Wes are defense industry veterans with proven track records developing and delivering advanced technologies. Their global business acumen and strong customer focus will help ensure the new Raytheon Technologies Corporation is poised for success from day one,” said Thomas A. Kennedy.

Today’s announcement follows the recent selection of Anthony “Toby” O’Brien as chief financial officer for the new Raytheon Technologies. O’Brien is the current CFO of Raytheon Company.

The Raytheon business unit consolidation will be effective upon merger close, which is expected in the first half of 2020, subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals, as well as completion by United Technologies of the separation of its Otis and Carrier businesses.

Roy Azevedo

Roy Azevedo was appointed president of Raytheon SAS in 2018. The business is a leader in the design, development and manufacture of integrated sensor and communication systems for advanced missions. These missions include intelligence, surveillance and reconnaissance; precision engagement; manned and unmanned aerial operations; electronic warfare; and space.

With a workforce of 17,600 and 2018 sales of $6.7 billion, Space and Airborne Systems is headquartered in McKinney, Texas and operates across the United States and internationally, overseeing Raytheon UK.

Before being named president of SAS, Azevedo was vice president and general manager of Raytheon’s Intelligence, Surveillance and Reconnaissance Systems, a mission area within SAS that focuses on electro-optical/infrared sensors, active electronically scanned array/scanning radars, and various special mission aircraft solutions to provide customers with actionable information for strike and persistent surveillance.

The new Intelligence, Space and Airborne Systems business which Azevedo will lead, pairs his existing business unit with Raytheon’s Intelligence, Information and Services business, and the company’s commercial cybersecurity unit, Forcepoint™. The newly combined business will offer world-class airborne and space sensors, electronic warfare and communications systems, cybersecurity and cyber analytics capabilities, advanced air traffic control technologies, ground-based space logistics, training, and engineering services. It will also provide artificial intelligence and machine learning capabilities, and mission support.

Azevedo, who joined Raytheon in 1989, also serves as a member of the Raytheon Saudi Arabia, Raytheon UK and Raytheon Australia Boards of Directors.

Wesley D. Kremer

Wes Kremer currently serves as president of Raytheon Missile Systems, after being appointed to the role in March 2019. Missile Systems is the world’s leading producer of weapon systems for the United States military and the allied forces of more than 50 countries. It produces defensive and offensive weapons for air, land, sea and space, including interceptors for U.S. ballistic missile defense. The business continually develops and invests in new, innovative technologies such as hypersonic and counter-hypersonic weapons and directed energy systems to provide rapid, high-quality, affordable mission capability to its customers. It had 2018 sales of $8.3 billion and employs more than 16,000 people. Headquartered in Tucson, Arizona, Missile Systems also has locations in Alabama, Arkansas, Kentucky, New Mexico, Oklahoma and Texas, as well as oversight of Raytheon Emirates, where Kremer serves as board chair.

Prior to leading MS, Kremer was president of Raytheon’s Integrated Defense Systems business, which is headquartered in Tewksbury, Massachusetts with 31 locations around the world and operational oversight of Raytheon Saudi Arabia. Its broad portfolio of weapons, sensors and integration systems supports its customer base across multiple mission areas, including air and missile defense systems; missile defense radars; early warning radars; naval ship radar systems; C5I® products and services; and other advanced technologies.

Kremer also served 11 years in the U.S. Air Force as a weapon systems officer, flying the F-111 and F-15E, with more than 1,500 hours of flight time in fighter aircraft, including over 90 combat sorties. He joined Raytheon in 2003.

Anthony “Toby” O’Brien

Toby O’Brien was named chief financial officer for the future Raytheon Technologies Corporation on September 12, 2019. He currently serves as vice president and chief financial officer of Raytheon Company where he directs the company’s overall financial strategy. His responsibilities include financial reporting and controls, merger and acquisition activity, planning and analysis, investor relations, tax and treasury.

Prior to his current position, O’Brien was vice president of finance and chief financial officer for Raytheon IDS. He has also served as Raytheon vice president of finance, CFO of Raytheon Aircraft Company and has held other senior finance positions across Raytheon.

O’Brien joined Raytheon in 1986.

About Raytheon

Raytheon Company, with 2018 sales of $27 billion and 67,000 employees, is a technology and innovation leader specializing in defense, civil government and cybersecurity solutions. With a history of innovation spanning 97 years, Raytheon provides state-of-the-art electronics, mission systems integration, C5I® products and services, sensing, effects, and mission support for customers in more than 80 countries. Raytheon is headquartered in Waltham, Massachusetts. Follow us on Twitter.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.